Filed pursuant to 424(b)(3)

Registration No. 333-167967

PROSPECTUS SUPPLEMENT TO SP BANCORP, INC. PROSPECTUS DATED AUGUST 12, 2010

SP Bancorp, Inc.

(Proposed Holding Company for SharePlus Federal Bank)

This supplements the prospectus of SP Bancorp, Inc. dated August 12, 2010. This prospectus supplement should be read together with the prospectus.

The subscription offering phase of the stock offering expired on September 16, 2010. We are commencing the community offering phase of the stock offering and increasing maximum purchase limitations. All orders that were submitted in the subscription offering will be maintained, with interest continuing to accrue on subscribers’ funds.

To facilitate the sale of shares of SP Bancorp, Inc. common stock, as contemplated by our plan of conversion, we will be conducting the community offering until 4:00 p.m., Dallas time, on Thursday, October 14, 2010, unless further extended to October 31, 2010.

To facilitate the sale of additional shares, we are increasing the number of shares that you may purchase in the offering, as follows:

•

The individual purchase limitation of 25,000 shares ($250,000) has been increased to 5.0% of the total shares to be issued in the offering (or 75,000 shares ($750,000) at the midpoint of the offering range) in all categories of the offering combined.

•

The purchase limitation for persons and their associates, or with persons acting in concert, has been increased from 40,000 shares ($400,000) to 5.0% of the total shares to be issued in the offering (or 75,000 shares ($750,000) at the midpoint of the offering range) in all categories of the offering combined.

•

The above purchase limitations may each be further increased to 9.99% of the shares issued in the offering, provided that orders for shares of common stock exceeding 5% of the shares issued in the offering do not exceed in the aggregate 10% of the total shares issued in the offering.

All shares will be sold in the offering at the $10.00 offering price per share, as stated in the prospectus.

During the community offering, orders to purchase common stock may be placed by any person who received offering materials during the subscription offering period, whether or not such person submitted an order by September 16, 2010. Additionally, other members of the public may request offering materials to purchase shares of common stock by contacting the Conversion Center at the number shown below.

Completed stock order forms, plus full payment, must be received (not postmarked) by 4:00 p.m., Dallas Time, on Thursday, October 14, 2010. Payment for shares ordered must be by bank check, money order or personal check or by authorization of withdrawal from your deposit account(s) at SharePlus Federal Bank. Stock order forms and payment may be delivered by mail or overnight delivery, as described on the stock order form, to the Conversion Center, which is located at the main office of SharePlus Federal Bank, located at 5224 West Plano Parkway, Plano, Texas 75093. Delivery by hand may be made to any full-service branch. For assistance, please contact the Conversion Center at either (972) 407-3641 or (800) 387-1024, Monday through Friday between 10:00 a.m. and 4:00 p.m., Dallas Time.

The opportunity to purchase shares of common stock in the community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the completion of the offering.

The Company must sell at least 1,500,000 shares of its common stock to non-insiders of the Company in order to have its stock listed on the Nasdaq Capital Market, unless the Company obtains a waiver from this listing standard. If we do not sell at least 1,500,000 shares to non-insiders and cannot list our shares on the Nasdaq Capital Market, the Company will not close the offering and may, among other options (i) terminate the offering or (ii) extend the offering, register the shares under the “blue sky” laws of applicable states and have its shares quoted on OTC Bulletin Board.

The table headed “Subscriptions by Directors and Executive Officers” on page 121 of the prospectus has been revised, as follows:

Name and Title	Number of Shares	Aggregate Purchase Price	Percent at Minimum of Offering Range
Paul Zmigrosky, Chairman of the Board	25,000	$250,000	2.0
Richard Holland, Vice Chairman of the Board	5,000	50,000	*
Christopher Cozby, Director	15,000	150,000	1.2
Carl Forsythe, Director	5,000	50,000	*
P. Stan Keith, Director	5,000	50,000	*
David Rader, Director	20,000	200,000	1.6
David Stephens, Director	18,000	180,000	1.4
Jeffrey Weaver, President and Chief Executive Officer and Director	18,000	180,000	1.4
Jeffrey Williams, Director	5,000	50,000	*
Gaye Rowland, Senior Vice President – Retail Lending	5,259	52,590	*
Suzanne C. Salls, Senior Vice President and Chief Financial Officer	7,500	75,000	*
Jerry Sanders, Senior Vice President – Commercial Lending	3,000	30,000	*

All directors and executive officers as a group (12 persons)	131,759	1,317,590	10.3%

*	Less than 1%.

* * *

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

The date of this prospectus supplement is September 27, 2010